Exhibit 99.1

Press Release

Chi-Med Initiates HMPL-523 Clinical Trials in Hematological Cancer in China

London: Tuesday, January 10, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that it has initiated a Phase I trial of its novel spleen tyrosine kinase (“Syk”) inhibitor, HMPL-523, in patients with hematological malignancies in China.  The first patient was dosed on December 27, 2016.  This study complements the ongoing Phase I trial in patients in Australia with hematological malignancies, which is expected to complete dose-escalation in the first half of 2017.

Syk, a non-receptor type of tyrosine kinase, plays a pivotal role in the regulation of the B-cell receptor (BCR) signaling pathway, which regulates proliferation, differentiation and survival of B lymphocytes.  The abnormal activation of BCR signaling is closely related to transformation and development of B-cell lymphoma.  Data from a recent pre-clinical study investigating the in vitro and in vivo anti-tumor activities of HMPL-523 was presented at the annual meeting of the American Society of Hematology held in San Diego, CA on December 5, 2016.  The presentation is available at www.chi-med.com/wp-content/uploads/2016/12/pre161206_523ash.pdf.

Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02857998.

Clinical development in immunology

HMPL-523 is also being studied in immunological indications.  Clinical data for HMPL-523 in a Phase I dose-escalating study in healthy volunteers in Australia was recently presented at the 2016 annual meeting of the American College of Rheumatology/Association of Rheumatology Health Professionals, which was held in November 2016.  The detailed poster presentation can be viewed at www.chi-med.com/wp-content/uploads/2016/11/pre1611141.png.  The Company plans to initiate proof-of-concept clinical trials in the United States in 2017.

About B-cell signaling

The BCR signaling pathway regulates proliferation, differentiation and survival of B lymphocytes, a major cellular component of the immune system.  The abnormal activation of BCR signaling is closely related to transformation and development of hematological cancers (i.e. B-cell malignancies), including lymphoma and leukemia, as well as autoimmune diseases, such as rheumatoid arthritis.  Targeted BCR signaling therapies, including monoclonal antibodies and small molecules, have been proven to be clinically effective for the treatment of B-cell malignancies, leading to scientific and commercial success.

Syk is a key protein involved in the BCR signaling pathway.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of HMPL-523, plans to initiate clinical studies for HMPL-523 (including proof-of-concept trials in the United States), its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate HMPL-523 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of HMPL-523 for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500